EXHIBIT (a)(21)
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              BERKSHIRE INCOME REALTY COMPLETES THE LAST OF ITS SIX
                                 EXCHANGE OFFERS

                  BOSTON, MASSACHUSETTS - - April 21, 2003 - - Berkshire Income Realty, Inc. today announced that it had completed the last of its six exchange offers in which it offered to exchange shares of its 9% Series A Cumulative Redeemable Preferred Stock for shares of Krupp Government Income Trust (GIT), Krupp Government Income Trust II (GIT II), Krupp Insured Mortgage Limited Partnership (KIM), Krupp Insured Plus Limited Partnership (KIP), Krupp Insured Plus II Limited Partnership (KIP II) and Krupp Insured Plus III Limited Partnership (KIP III). The last of these exchange offers, which was for shares of KIM, expired at 5:00 p.m., New York City time, on April 17, 2003.

                  Pursuant to the offer relating to KIM, Berkshire Income Realty offered to exchange 0.0750 share of its Series A Preferred Stock for each of up to 5,000,000 shares of KIM, which represents approximately 33.5% of KIM's issued and outstanding shares as of April 21, 2003. A total of approximately 4,158,990 KIM shares were validly tendered and not withdrawn pursuant to the offer. In accordance with the terms of the offer, Berkshire Income Realty accepted for exchange all of such shares, which represents approximately 27.8% of KIM's issued and outstanding shares as of April 21, 2003.

                  As a result of the completion of this exchange offer, on April 18, 2003 Berkshire Income Realty issued an aggregate of approximately 310,393 shares of its Series A Preferred Stock, which is in addition to the 2,667,717 shares of its Series A Preferred Stock issued on April 4, 2003 in connection with Berkshire Income Realty's other five exchange offers. The newly issued shares of Series A Preferred Stock are expected to begin trading on the American Stock Exchange within a week's time, under the symbol "BIR."

                  Berkshire Income Realty is a newly formed REIT whose objective is to acquire, own and operate multi-family residential properties. The Company owns interests in five of such properties, four of which are located in the Baltimore/Washington D.C. metropolitan areas and the fifth is located in Houston, Texas. These properties are each garden style apartment communities and collectively consist of 2,539 apartment units. The Company also expects to acquire a 140 unit garden style apartment community, also located in Houston, Texas, in the second quarter of 2003.

                  This press release does not constitute an offer to sell or the solicitation of an offer to buy the preferred stock, nor will there be any sale of the preferred stock in any state where the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

                  Copies of the prospectus relating to the Series A Preferred Stock may be obtained from Berkshire Income Realty, Inc. by directing a request by mail to Berkshire

Income Realty, Inc., One Beacon Street, Suite 1500, Boston, Massachusetts 02108,
Attention: Investor Communications, Telephone: 1-866-33-KRUPP or 1-866-305-7877.

CONTACT INFORMATION:

Berkshire Income Realty, Inc.
One Beacon Street, Suite 1500
Boston, Massachusetts  02108
Attention:        Phil Darby
Telephone:        1-617-574-8374
E-mail:           phil.darby@berkshire-group.com
Facsimile:        1-617-423-8919





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